Exhibit 99.2
Dear Shareholder,
     You are cordially invited to attend an Annual General Meeting of Shareholders of Elron Electronic Industries Ltd. (the “Company”) to be held at 3:00 pm., Israel time, on December 24, 2008, at the Company’s offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel. At this meeting you will be asked to:
(1)	elect ten (10) directors to the Board of Directors of the Company;

(2)	appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s auditors until the next annual general meeting of the Company and to authorize the Audit Committee and the Board of Directors to determine the audit fees; and

(3)	receive and consider the Auditors’ Report, the Management Report and the Financial Statements of the Company for the fiscal year ended December 31, 2007.
          For the reasons set forth in the accompanying Proxy Statement, the Board of Directors unanimously recommends that you vote “FOR” the resolutions specified on the enclosed form of proxy.
          We look forward to greeting those shareholders present at the meeting personally; however, whether or not you plan to be with us at the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided, at your earliest convenience, so that the proxy is received at the Company’s offices no later than forty-eight hours before the meeting.
Thank you for your cooperation.
Very truly yours,

ARIE MIENTKAVICH	DORON BIRGER
Chairman of the Board of Directors	President & Chief Executive Officer
               Tel-Aviv, Israel
               November 24, 2008

ELRON ELECTRONIC INDUSTRIES LTD.
NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
     Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Elron Electronic Industries Ltd. (the “Company”) will be held at 3:00 p.m., Israel time, on December 24, 2008, at the Company’s offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel.
In the Meeting the shareholders will be asked to:
(1)	elect ten (10) directors to the Board of Directors of the Company;

(2)	appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s auditors until the next annual general meeting of the Company and to authorize the Audit Committee and the Board of Directors to determine the audit fees; and
(3)	receive and consider the Auditors’ Report, the Management Report and the Financial Statements of the Company for the fiscal year ended December 31, 2007.
     Shareholders of record at the close of business on November 21, 2008 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.
     Shareholders who are unable to attend the Meeting in person are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. The Company must receive proxies at its office by 3:00 p.m., Israel time, on December 22, 2008. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through this enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.
     Shareholders are allowed to apply in writing, through the Company, to the other shareholders of the Company in order to convince them with regard to their vote on items on the agenda of the Meeting (“Position Notice”). Position Notices may be sent to the Company’s offices at the address above. The last date for issuance of such Position Notices to the Company is December 8, 2008.

     Joint holders of shares should take note that, pursuant to Article 56 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose, seniority will be determined by the order in which the names are listed in the Register of Shareholders.
   By Order of the Board of Directors,

ARIE MIENTKAVICH	DORON BIRGER
Chairman of the Board of Directors	President & Chief Executive Officer

ELRON ELECTRONIC INDUSTRIES LTD.
3 Azrieli Center
The Triangle Building, 42nd Floor
Tel-Aviv, Israel
PROXY STATEMENT
     This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.003 nominal value per share (the “Ordinary Shares”), of Elron Electronic Industries Ltd. (the “Company” or “Elron”) in connection with the solicitation by the Board of Directors of the Company (the “Board”) of proxies for use at an Annual General Meeting of Shareholders (the “Meeting”) to be held on December 24, 2008, at 3:00 p.m., Israel time, or at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders.
     It is proposed that at the Meeting, the Shareholders approve the following resolutions: (1) to elect ten (10) directors to the Board (2) to appoint Kost Forer, Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s auditors until the next annual general meeting of the Company and to authorize the Audit Committee and the Board of Directors to determine the audit fees; and (3) to receive and consider the Auditors’ Report, the Management Report and the Financial Statements of the Company for the fiscal year ended December 31, 2007.
     The Company is unaware at this time of any other matters that will come before the Meeting.
     A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof, by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy properly executed and received by the Company at least forty-eight hours prior to the Meeting will be voted in favor of all the matters to be presented at the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will not be considered to have been voted. Although abstentions are taken into account to determine if a quorum is present, broker non-votes are not.
     Proxies for use at the Meeting are being solicited by the Board Only shareholders of record at the close of business on November 21, 2008 will be entitled to notice of and to vote at the Meeting. Proxies are being mailed to shareholders on or about November 24, 2008 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.
     On November 2, 2008, the Company had issued and outstanding 29,650,017 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. No less than two shareholders holding one-third of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting.
BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     The following table sets forth, as of November 2, 2008, unless otherwise specified, the number of Ordinary Shares beneficially owned by all shareholders known to us to beneficially own more than 5% of our Ordinary Shares and by all officers and directors as a group*:

			Percent of
	Number of		Ordinary
Name and Address	Ordinary Shares		Shares
Discount Investment Corporation Ltd. (“DIC”)(1)	14,442,111		48.71%
Tel Aviv, Israel
Clal Insurance Group (2)	11,079		0.07%
Tel Aviv, Israel
Menora (3)	1,547,920	**	5.22%
Tel Aviv, Israel
All Officers and Directors as a group (4)	214,474		0.72%

*	The above table does not include 62,118 shares held by the Clal Insurance Group not for its own account and 6,700 shares held by Epsilon Mutual Fund, an entity controlled by IDBD and IDBH, which shares are not held for their own account.

**	Based on information provided in a Schedule 13D filed by the Menora Group with the Securities and Exchange Commission on December 26, 2007.
(1) IDB Holding Corporation Ltd. (“IDBH”) is the parent of IDB Development Corporation Ltd. (“IDBD”), which, in turn, is the parent of DIC and Clal Insurance Group (“Clal Insurance”). IDBH, IDBD, DIC and Clal Insurance are public companies whose ordinary shares are traded on the Tel Aviv Stock Exchange (“TASE”).
     As of November 2, 2008, IDBH was controlled as follows: (i) Ganden Holdings Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner (the father of Rona Dankner) and his sister Shelly Bergman, held, directly and through a wholly-owned subsidiary, approximately 55.01% of the outstanding shares of IDBH; (ii) Shelly Bergman, through a wholly-owned company, helds approximately 4.23% of the outstanding shares of IDBH; (iii) Avraham Livnat Ltd. (“Livnat”), a private Israeli company controlled by Avraham Livnat helds, directly and through a wholly-owned subsidiary, approximately 13.34% of the outstanding shares of IDBH; and (iv) Manor Holdings BA Ltd. (“Manor”), a private company controlled by Ruth Manor and Isaak Manor held, directly and through a majority-owned subsidiary, approximately 13.33% of the outstanding shares of IDBH. In addition, Ytzhak Dankner, father of Nochi Dankner and Shelly Bergman, helds indirectly approximately 3.32% of the outstanding shares of IDBH.
     Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders’ agreement with respect to shares of IDBH constituting 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDBH for the purpose of maintaining and exercising control of IDBH as a group. Their additional holdings in IDBH are not subject to the shareholders’ agreement. The term of the shareholders’ agreement expires in May 2023.
     Based on the foregoing, IDBH (by reason of its control of IDBD, and by reason of IDBD’s control of DIC), Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor, Isaak Manor and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC the power to vote and dispose of Elron’s ordinary shares held by DIC.
     Certain of the foregoing shares of IDBH have been pledged in favor of certain financial institutions as collateral for loans taken to finance part of the purchase price of such shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell the shares.
     Nochi Dankner is the Chairman of IDBH, IDBD and DIC and a director of Clal Insurance and Elron. Zehava Dankner (the mother of Nochi Dankner) is a director of IDBH, IDBD and DIC. Rona Dankner (the daughter of Nochi Dankner) is a director of Elron. Zvi Livnat (a son of Avraham Livnat) is a director of IDBH, IDBD and DIC. Shay Livnat (a son of Avraham Livnat) is a director of IDBD, Clal Insurance and Elron. Isaak Manor (the husband of Ruth Manor) is a director of IDBH, IDBD, DIC and Clal Insurance and Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and Elron.
     DIC’s address is 3 Azrieli Center, 44th floor, Tel Aviv 67023, Israel.
(2) The Clal Insurance Group is comprised of Clal Insurance and its subsidiary companies, which are deemed to be major shareholders of the Company. Clal Insurance is majority owned by IDBD, the parent company of DIC, which in turn is a controlling shareholder of the Company. As of November 2, 2008, the other major shareholder of Clal Insurance was Bank Hapoalim, which held approximately 10.06% of Clal’s shares (including holdings of mutual and provident funds that are controlled by Bank Hapoalim B.M.). None of the remaining shareholders of Clal insurance held more than 5% of its shares. The above holdings exclude 139,917 ordinary shares held by Clal Insurance on behalf of mutual funds and not for its own (nostro) account.
     The Clal Insurance Group’s address is 48 Menachem Begin Rd., Clal Development Bldg., Tel Aviv, Israel.
(3) Based on a Schedule 13D filed on December 26, 2007, the Menora Group consists of Menora Mivtachim Holdings Ltd. and its subsidiary companies, an insurance group, controlled by Menahem Gurevitch who, as of December 12, 2007, owns, directly and indirectly, 63.6% of the shares of Menora Mivtachim Holdings Ltd.
     The Menora Group’s address is 115 Allenby Street, Tel Aviv, L3 61008, Israel.
(4) This amount includes 211,250 shares underlying options that are currently exercisable or that will become exercisable within 60 days of November 2, 2008. This amount does not include any shares that may be deemed to be beneficially owned by directors by virtue of their affiliation with DIC.
ITEM I-ELECTION OF DIRECTORS
     The Board of Directors has nominated the ten (10) individuals named below to be elected as directors, all of whom currently serve as directors of the Company. The directors nominated in this Proxy Statement, together with two external directors (as defined by the Israeli Companies Law, 1999 (“Companies Law”)), Mr. Yaacov Goldman (whose second term expires in 2009) and Mr. Gad Arbel (whose initial term expires in October 2011), shall constitute the entire Board of Directors.
     Duly executed proxies (other than those directing the proxy holders not to vote for all or certain of the listed nominees) will be voted for the election of each of the ten (10) nominees, to hold office until the next annual meeting of shareholders and until his or her successor shall have duly taken office, or such earlier time as he or she shall resign or be removed from the Board pursuant to the terms of the Articles of Association of the Company or the Companies Law.
     If any of the nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their judgment. The Company is unaware of any reason why any of the nominees, if elected, should not be able to serve as a director.
     The nominees, the years in which they first became directors and their ages are set forth below:

Name	Year Became Director	Age
Arie Mientkavich	2007	66
Avraham Asheri	1999	70
Prof. Gabi Barbash	2003	59
Ari Bronshtein	2006	39
Rona Dankner	2008	25
Ami Erel	1999	61
Avraham Fischer	2003	51
Shay Livnat	2005	50
Dori Manor	2003	41
Arie Ovadia	2007	59
Arie Mientkavich joined Elron as Chairman of the Board of Directors in January 2007. He has served as deputy chairman of the board of IDBH since May 2006 and also serves as chairman of the boards of RDC Ltd., Medingo Ltd., Clal Tourism Ltd. and as a director of the board of Given Imaging Ltd. He has also served as the deputy chairman of the board of Gazit Globe Ltd and chairman of the board of Gazit Globe Israel (Development) Ltd. since July 2006.
From November 1997 to January 2006, Mr. Mientkavich served as chairman of the board of Israel Discount Bank Ltd. and several of its major subsidiaries which includes the Israel Discount Bank of NY and the Mercantile Discount Bank. From 1987 to 1997, he served as active chairman of the board of the Israel Securities Authority, the Israeli equivalent of the SEC. From 1979 to 1987, Mr. Mientkavich served as general counsel to the Israeli Ministry of Finance. During the years 1972 through 1979, he served in a number of positions in the Israeli Ministry of Finance. Mr. Mientkavich was also a member of the board of the Israel Land Administration and of El Al Israel Airlines. Mr. Mientkavich is chairman of the board of trustees of the Academy of the Quality of Government Movement (the “Movement”) in Israel, and was honored with the award of Knight of Quality Government in 1995 by the Movement. He is also chairman of the Public Council of Yad Sarah, a voluntary organization in the field of humanitarian support of public health. In addition, Mr. Mientkavich serves as chairman of the Public Committee, in conjunction with the Yad VeShem Holocaust Center, for the documentation of the contribution of the Holocaust Survivors to the Establishment of the State of Israel and has been active in the organization of the annual March of the Living to the concentration camps. In addition, Mr. Mientkavich is a member of each of the Licenses Committee and Advisory Committee of the Bank of Israel and serves on the Advisory Board of the Israel Defense College.
Mr. Mientkavich holds degrees in Political Science and in Law from The Hebrew University of Jerusalem, and was admitted to the Israeli Bar in 1972.
Avraham Asheri joined Elron as a director in December 1999. He serves as the Chairman of our Audit Committee. He is an economic and financial advisor. Mr. Asheri is a member of the boards of directors of Discount Mortgage Bank Ltd., Africa Israel Investments Ltd., Elbit Systems Ltd., Koor Industries Ltd. and Mikronet Ltd. Mr. Asheri was the president and chief Executive Officer of Israel Discount Bank from November

1991 until July 1998. Prior to joining Israel Discount Bank in 1983 as senior executive vice president and as a member of its management committee, Mr. Asheri held the position of Director General of the Ministry of Industry and Trade. During his 23 years at the Ministry of Industry and Trade and at the Ministry of Finance, Mr. Asheri held several key offices in Israel and abroad, including managing director of the Investment Center in Israel, and Trade Commissioner of Israel to the United States. Mr. Asheri holds a Bachelors degree in Economics and Political Science from The Hebrew University of Jerusalem.
Prof. Gabi Barbash joined Elron as a director in May 2003. Since 1999, Prof. Barbash has been director general of the Tel-Aviv Sourasky Medical Center, and between 2000 and 2003, he served as chairman of the board of directors of Teuza Venture Capital Fund. Between 1998 and 2000, Prof. Barbash was the chairman of the Israeli National Transplant Center. Between 1996 and 1999, Prof. Barbash served as the director general of the Israeli Ministry of Health. From 1995 to 1998, Prof. Barbash was a member of the Scientific Committee of the Interdisciplinary Center for Technological Analysis and Forecasting at Tel Aviv University. Prof. Barbash was the director general of the Sourasky Medical Center from 1993 and 1996. In addition, from 1986 to 1993, Prof. Barbash was the deputy director of the Sheba Medical Center and from 1990 to 1993, he was director of the Rehabilitation Hospital of the Sheba Medical Center. Prof. Barbash holds an M.D. degree from The Hebrew University of Jerusalem, Hadassah Medical School and a Masters degree in Public Health from Harvard University.
Ari Bronshtein joined Elron as a director in March 2006. In January 2006, Mr. Bronshtein joined DIC as vice president. From 2004 to 2005, Mr. Bronshtein served as vice president and head of the Economics and Business Development division of Bezeq. From 2000 to 2003, Mr. Bronshtein served as Director of Finance and Investments at Bezeq. Mr. Bronshtein has previously served as a director of Bezeq International Ltd., Xpert Systems Ltd. and Simcha Urieli & Sons Engineering & Construction Company Ltd. In addition, Mr. Bronshtein has served as an external director and member of the investment committee of Dash Mutual Fund Management Ltd. and as an external director and chairman of the investment committee of Koor-Tadiran Gemel. Mr. Bronshtein has also served as chairman of the investment committee of Stage One and as a member of the investment committee of Eurofund, both venture capital funds. Mr. Bronshtein currently serves as a director of American Israeli Paper Mills Ltd., and other companies within the DIC group Mr. Bronshtein holds a Bachelors degree in Finance and Management and a Masters degree in Finance and Accounting, both from Tel Aviv University.
Rona Dankner joined Elron as director in October 2008. Ms. Dankner serves as Portfolio Companies Liaison at DIC, a role which entails direct involvement in the activities of DIC’s portfolio companies and collaboration with senior management in ongoing strategic and financial activities. In this capacity, Ms. Dankner collaborates with management at Koor Industries Ltd. in monitoring portfolio companies and investment opportunities, and serves as an Executive Assistant to the Chairman of Shufersal and Property & Building Corporation Ltd. Ms. Dankner has a B.A. in Business Administration from the Interdisciplinary Center in Herzeliya, Israel.

Ami Erel served as the Chairman of our Board of Directors from November 1999 through January 2007 and continues to serve as a director of Elron. He also served as our Chief Executive Officer from November 1999 to December 2001. Mr. Erel has served as President and Chief Executive Officer of DIC since June 1, 2001 and from March 2007 through December 2007, he also served as Chief Executive Officer of NetVision Ltd. (“NetVision”). Currently, Mr. Erel is chairman of the board of directors of Cellcom Israel Ltd., NetVision. and Koor Industries Ltd. and serves as a director of Property and Building Corporation Ltd., Shufersal Ltd. and Makheshim Agan Industries Ltd. In addition, Mr. Erel serves as the chairman or a member of the boards of directors of various other subsidiaries and affiliates of DIC and Elron. Since January 2005, Mr. Erel has served as chairman of the executive committee of the Manufacturers Association of Israel. From January 2000 to January 2004, Mr. Erel served as chairman of the board of Israel Association of Electronics & Information Industries. Mr. Erel holds a B.Sc. in Electrical Engineering from the Technion, Israel Institute of Technology.
Avraham Fischer joined Elron as a director in August 2003. He is the Executive Vice President of IDBH, the deputy Chairman of IDBD, Co-Chief Executive Officer of Clal Industries and Investments Ltd. (“CII”) and Chairman of Clal Biotechnology Industries Ltd. In addition, he is a partner of Fischer, Behar, Chen & Co., a leading Israeli law firm. Mr. Fischer is the co-founder and co-Chairman of Ganden Tourism and Aviation Ltd., a company holding investments in Israeli companies, operating primarily in the field of tourism, and is the co-founder and vice chairman of Ganden Holdings Ltd., which is the principal shareholder of IDBH. He serves as a director of CII, IDBH, DIC, Koor Industries Ltd., Makhteshim Agam Industries, American Israeli Paper Mills Ltd. and several other companies. Mr. Fischer is a co-chairman of “Matan – Your Way to Give,” a non-profit organization. Mr. Fischer holds an LL.B. degree from the Tel Aviv University and is a member of the Israeli bar association.
Shay Livnat joined Elron as a director in June 2005 and is the founder, President & CEO of Zoe Holdings Ltd. Mr. Livnat is also the founder and co-chairman of UPS Israel and UTI (Isuzu) Israel and serves as director and Vice President of Taavura Holding Ltd. Currently Mr. Livnat serves as a director of various private and public companies including IDB Development, CII, Clal Insurance, Cellcom Israel Ltd. and Taavura Cement Containers Ltd. Mr. Livnat serves as a board member at the University of Haifa and the Tel-Aviv Jaffa College. Between 1988 and 1998, Mr. Livnat was the managing director of Tashtit Ltd. (DAF, Liebherr) and vice president of the Taavura Group. Mr. Livnat holds a B.Sc. in Electrical Engineering from Fairleigh Dickinson University.
Dori Manor joined Elron as a director in August 2003. He has served as Chief Executive Officer of David Lubinski Ltd., a group of automotive companies, since 2000, and was the Vice President from 1997 until 2000 and Assistant Director from 1994 until 1996. During 1994 and 1995, he served as a director of Morasco Ltd. During 1992 and 1993, he was engaged as an Industrial Engineering consultant for Factory Design Ltd. Mr. Manor serves as a director of IDBH, IDBD, DIC and Clal Industries and Investments Ltd. Mr. Manor received an MBA degree from the European Institute of Business Administration

(INSEAD) in Fontainebleau, France, in 1996 and a Bachelor of Science degree in Industrial Engineering from Tel Aviv University in 1993.
Dr. Arie Ovadia joined Elron as a director in March 2007. Dr. Ovadia has, during the last five years, served as chairman of The Phoenix Holdings Ltd., acted as an advisor to corporations and served as a member of the Israel Accounting Standards Board. He is a director of Straus Elite Ltd., Orda Print Industries Ltd., Tadiran Communications Ltd., Mehedrin Ltd., Carmel Olefins Ltd., Giron Ltd., Scaelix Corporation Ltd. and Destiny Investments Ltd. He holds a Ph.D. in Economics from the University of Pennsylvania, Wharton School.
     It is proposed that at the Annual Meeting, the following Resolution be adopted:
     “RESOLVED, that the ten (10) nominees proposed in the Proxy Statement, dated November 24, 2008 as directors be, and each of them hereby is, elected to hold office until the next annual meeting of shareholders and until his or her successor shall have duly taken office, or such earlier time as he or she shall resign or be removed from the Board pursuant to the terms of the Articles of Association of the Company or the Companies Law.”
     The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary for the election of the ten (10) nominees to the Board of Directors.
     The Board of Directors recommends a vote FOR all the nominees to the Board of Directors.
ITEM 2 — APPROVAL OF APPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG GLOBAL
     Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global, Certified Public Accountants (Israel), has been nominated by the Audit Committee and the Board of Directors of the Company for appointment as the auditors of the Company until the next annual general meeting of the Company. Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global has no relationship with the Company except as auditors and as providers of tax related services provided to the Company from time to time.
     It is proposed that at the Annual General Meeting, the following Resolution be adopted:
     “RESOLVED, that the Company’s auditors, Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global be, and they hereby are, reappointed as auditors of the Company until the next annual general meeting of the Company and that the Audit Committee and the Board of Directors be, and hereby are authorized to determine the fees of said auditors.”

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the Resolution appointing Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global as auditors of the Company.
     The Audit Committee and the Board of Directors recommend a vote FOR approval of this proposed Resolution.
ITEM 3-CONSIDERATlON OF THE AUDITORS’ REPORT, THE DIRECTORS’ REPORT AND THE FINANCIAL STATEMENTS
     At the Annual General Meeting, the Auditors’ Report, the Management Report and the Financial Statements of the Company for the fiscal year ended December 31, 2007 will be presented.
     The Annual Report for 2007 including the Financial Statements, Auditors’ Report and the Management Report for 2007 have been provided to the shareholders prior to the mailing of this Proxy Statement.
By Order of the Board of Directors,

ARIE MIENTKAVICH	DORON BIRGER
Chairman of the Board of Directors	President & Chief Executive Officer
November 24, 2008